# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Date of event which requires filing of this statement: 06/11/2026
Amends the filing with accession number 0000902664-25-005102
Filed by CIK 0002096490
Persons authorized to receive notices and communications: GreenWood Investors LLC, 1270 Avenue of the Americas, 7th Floor, New York, New York (NY), 10020, 212-920-4216; Ele Klein & Brandon Gold, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- GreenWood Investors LLC (CIK 0002096490): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,312,986; sole dispositive power 0; shared dispositive power 1,352,490; aggregate amount beneficially owned 1,352,490 (7.1% of the class)
- Steven D Wood (CIK 0002001007): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,312,986; sole dispositive power 0; shared dispositive power 1,352,490; aggregate amount beneficially owned 1,352,490 (7.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the SEC on November 18, 2025 (as amended from time to time, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer held for the account of the GreenWood Funds and the GreenWood Accounts. This Amendment No. 1 amends Items 3 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons used approximately $23,271,959 in the aggregate to purchase the Common Stock reported in this Schedule 13D.

The source of the funds used by the GreenWood Funds to acquire the Common Stock held by the GreenWood Funds is the working capital available to the GreenWood Funds.

The source of funds used by the GreenWood Accounts to acquire the Common Stock held by the GreenWood Accounts is the working capital available to the GreenWood Accounts and margin borrowings described below.

The shares of Common Stock are held by some of the GreenWood Accounts in margin accounts, which may extend margin credit to some of the GreenWood Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. All percentages set forth herein are based upon a total of 19,073,616 shares of Common Stock outstanding as of May 6, 2026, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended April 12, 2026, filed with the SEC on May 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons have dispositive power but no voting power over the shares of Common Stock directly held by certain of the GreenWood Accounts.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule A hereto and is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- GreenWood Investors LLC: /s/ Steven Wood, Steven Wood, Authorized Person (06/15/2026)
- Steven D Wood: /s/ Steven Wood, Steven Wood, Self (06/15/2026)